RUBICON 3D SEISMIC

Denver 1700 hours July 29, 2009.

As previously advised Samson entered into a farmin arrangement with Devon Energy Corporation to evaluate the Baxter Shale in the south-western part of the Green River Basin and that arrangement included the acquisition of a 3D seismic grid over Samson’s 6,400 acres.

This area contains a 3,500 foot section of Baxter Shale which was drilled in the 1970’s and recovered a significant flow of gas from an unstimulated Baxter Shale. Since that time there has been significant development of the Baxter Shale in the Vermillion region 40 miles east of Samson’s acreage, where our competitors have expended significant funds that have resulted in flows of up to 9 mmcfpd from the Baxter Shale.

The 3D seismic was acquired in late 2008. The farmin arrangement has been modified whereby Samson has no cost participation in the survey whilst Samson has retained 25% of its equity in the 6,400 acre holding.

As part of the joint venture arrangement with Devon, Samson has joined the Rubicon Unit which has been formed in the southern part of the Green River Basin. The unit area comprises around 40,000 acres of which Samson would now hold a 25% share of 6,400 acres. This unit allows for the underlying leases to be held outside the applicable lease terms but are held so long as the terms of the unit agreement with the BLM are being met which normally includes a continuous drilling program.

To maintain the Rubicon Unit a drilling program has to commence within specified time frame and to this end Devon drilled the 16-28-13-106 well in Section 28 which is immediately adjacent to the Samson leases. This well in which Samson has no equity (or cost) was proposed to be drilled to a depth of 16,000 feet and to evaluate the Baxter Shale. This well will be used to calibrate the acquired 3D seismic survey and may guide any exploitation effort as may be developed through the use of horizontal wells

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depositary Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including changes in the price of oil and natural gas and uncertainties inherent in estimating the timing and results of exploration activities and in the accuracy of predictions made on the basis of seismic data.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.